

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 4, 2016

Via E-mail
David C. Sienko, Esq.
General Counsel
Hecla Mining Company
6500 North Mineral Drive, Suite 200
Coeur d'Alene, Idaho 83815-9408

>   **Re: Hecla Mining Company**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed August 1, 2016**
>   **File No. 333-212313**

Dear Mr. Sienko:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2016 letter.

Board of Directors and Management of Mines Management Following the Merger, Page 62

1. We note your response to comment 4. Specifically, please disclose who the "certain directors and executive officers of Hecla" are that will become the directors and executive officers of Mines Management.

<u>Litigation Relating to the Merger, page 66</u>

2. We note your revised disclosure stating that a complaint was filed in federal court in a class action lawsuit related to the merger. Please supplementally provide us with a copy of the complaint.

       Please contact Michael Killoy at (202) 551-7576 or David Link at (202) 551-3356 with any other questions.

              Sincerely,

              /s/ David Link for

              John Reynolds
              Assistant Director
              Office of Beverages, Apparel and Mining

cc: J. Craig Walker, Esq.
    K&L Gates LLP